SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)*

                        American Wagering, Inc.
(Name of Issuer)

                          Common Stock
(Title of Class of Securities)

               030405104
(CUSIP Number)

                        December 31, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 030405104	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Victor J. Salerno S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,194,315
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 2,194,315
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,224,315
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 28.4%
12	TYPE OF REPORTING PERSON* IN

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SCHEDULE 13G

Item 1.

1(a). Name of Issuer: American Wagering, Inc.

1(b). Address of Issuer’s Principal Executive Offices:

675 Grier Drive, Las Vegas, NV 89119

Item 2.

2(a). Name of Person Filing: Victor J. Salerno

2(b). Address of Principal Business Office or, if None, Residence:

675 Grier Drive, Las Vegas, NV 89119

2(c). Citizenship: United States

2(d). Title of Class of Securities: Common Stock, $.01 par value

2(e). CUSIP Number: 030405104

Item 3. If this Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
  Amount beneficially owned:
Victor J. Salerno beneficially owned an aggregate of 2,224,315 shares of the Issuer’s Common Stock as of December 31, 2003. Included in this amount is the immediate right to acquire 30,000 shares of common stock through the exercise of stock options.

(b) Percent of class:

As of December 31, 2003, Victor J. Salerno beneficially owned 28.4% of the Common Stock.

(c) Number of shares as to which such person has:

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(i) Sole power to vote or to direct the vote: Victor J. Salerno has the sole power to vote or to direct the vote of the 2,194,315 shares of Common Stock beneficially owned by him.

            (ii) Shared power to vote or to direct the vote: None

            (iii) Sole power to dispose or to direct the disposition of: Victor J. Salerno has the sole power to dispose or to direct the disposition of the 2,194,315 shares of Common Stock beneficially owned by him.

            (iv) Shared power to dispose or to direct the disposition of: None

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.
Item 8. Identification and Classification of Members of the Group
Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certifications

Not Applicable

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 16, 2004
                                                                                                            (Date)

/s/ Victor J. Salerno
                                                                                                            (Signature)

                                                Victor J. Salerno
President, Chief Executive Officer and Director
                                                                                                            (Name/Title)

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